Exhibit 99.1

Nano Dimension DragonFly 2020 Pro 3D Printer for Electronics Purchased by NTU Singapore

NESS ZIONA, Israel, January 29, 2018 - Nano Dimension Ltd., the world’s leading additive electronics provider (NASDAQ, TASE: NNDM), today announced that Nanyang Technological University, Singapore (NTU Singapore) has purchased the company’s DragonFly 2020 Pro 3D Printer for electronics development.

Using the new DragonFly 2020 Pro 3D Printer, NTU’s Singapore Centre for 3D Printing (SC3DP), one of the region’s leading R&D facility in additive manufacturing, will seek to research and develop new ways to manufacture electronics that have posed a challenge to conventional manufacturing processes.

“Additive manufacturing for electronics offers full design freedom and the ability to embed intelligent functions into smart electronics and other products,” said Amit Dror, CEO of Nano Dimension. “As we expand in Asia-Pacific, we continue to help customers revolutionize product design and manufacturing processes.”

“Advanced 3D printing technology in the field of electronics will open up new opportunities for innovators, as well as speed up the research and development of customized electronics combining both conductive and dielectric materials,” said Associate Professor Wong Chee How, a programmer director at SC3DP, NTU Singapore. “The new DragonFly 2020 Pro will augment our current 3D printing capabilities to develop breakthrough electronics of the future.”

The DragonFly 2020 Pro 3D Printer is transforming additive manufacturing for electronics development by enabling companies to take control of their entire development cycle. The system can 3D-print functional electronics such as sensors, conductive geometries, antennas, molded connected devices, printed circuit boards and other devices. Customers of the DragonFly 2020 Pro span a wide range of industries including research, higher education, aerospace and defense, automotive, intelligent systems, microprocessors, and electronics.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping, and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses how customers will use the DragonFly 2020 Pro 3D Printer, expanding in Asia-Pacific, and helping customers revolutionize product design and manufacturing processes. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com